Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399



North America's Railroad                                   FOR IMMEDIATE RELEASE





                                             Stock symbols: TSE: CNR / NYSE: CNI



                                                                       www.cn.ca





              Canadian National's Paul M. Tellier says public benefits justify prompt U.S. regulatory review of CN/BNSF combination


              Tellier urges STB to make customer service
                  the focus of rail control proceedings



MONTREAL, Feb. 28, 2000 -- The clear public benefits of the Canadian National/Burlington Northern Santa Fe combination merit a fair and prompt hearing of the control application the two railroads will file next month, says CN President and Chief Executive Officer Paul M. Tellier.


Tellier, in a statement filed with the United States Surface Transportation Board (STB) today, said: "...Our railroad opponents hope that [the STB] will delay a fair hearing on our combination, at least until they feel that they are more ready to respond to it...That is protectionism on its face, and [the STB] ought to reject it as such..."


Tellier underscored the fact the STB "exists to protect competition from what a railroad might do, not to protect railroads from what competition might do."

Tellier, who welcomed the opportunity to address the STB at a hearing March 7, said the fact that "other railroads haven't been providing reliable, cost-effective service to their shippers shouldn't lead [the STB] to penalize those of us who are doing so and want to do even better."


Bluntly, Tellier said: "There is no bad time for a good consolidation, just as there is no good time for a bad consolidation."


Tellier said what matters most is the shipper, and that means the regulatory focus of STB control proceedings should ensure that service to shippers is protected.


Thus, four factors should guide the public interest test for all future railroad control applications, including CN's and BNSF's. The applicants must demonstrate:


o      Successful past consolidations;


o The fact that the proposed transaction will be like past consolidations that have generated efficiencies without service disruptions;


o A commitment to service guarantees that will ensure pre-merger service levels are at least maintained;


o Financial strength to overcome readily any service obstacles that may appear unexpectedly after a transaction.


 CN and BNSF meet these tests, said Tellier, adding that these standards will "raise the bar for future transactions."


Tellier said the control application will demonstrate the debt-free, predominantly end-to-end and north-south CN/BNSF combination will be good for shippers, competition and the transportation system.


Tellier will make a full presentation to the STB at a hearing in Washington, D.C., March 7. The STB has invited interested parties to address it between March 7 and 10 on the timing of proposed large railroad consolidations; the rail industry's regulatory orientation; the strategic responses of other railroads to consolidations; and the future structure of the North American rail industry.


Tellier said the STB should give the CN/BNSF combination a prompt review.


Tellier said the other railroads want to delay the combination because, on the merits, none of these rail competitors expects to "defeat it. That is why, in all of the rhetoric they have launched since our announcement, they have never even suggested that the BNSF/CN combination will fail the public interest test [for rail consolidations]...These proponents of protectionist delay do not claim that a combined BNSF/CN might be anti-competitive. Instead, they claim that is too competitive..."


Tellier made clear CN and BNSF have listened closely to shippers' concerns about the combination.


In an unprecedented move, CN and BNSF have agreed to guarantee equal or better service over their networks after their railroads are combined. And they have guaranteed that existing gateways will remain open. Moreover, the railroads have promised a service alternative for the very few shippers who would otherwise have one rather than two railroads to use after the combination takes effect.


Tellier stressed the CN/BNSF combination would not compel rail competitors to enter inefficient mergers that would harm shipper service, and that markets and regulators should continue to shape the structure of the rail industry.


And he said "absolutely nothing about our transaction requires the structure of the industry to settle into only two transcontinental North American railroads, or even to change from the current structure of two major western and two major eastern roads in the United States..."


The STB hearing on the structure of the rail industry is separate and apart from the common control proceeding for the proposed CN/BNSF combination, although Tellier said CN and BNSF would take into account the views expressed at the hearing in preparing their control application. The two railroads will file as soon as practicable after March 20 a control application with the STB; they recently proposed a 365-day schedule for the agency's review of the combination.


CN and Burlington Northern Santa Fe Corporation announced their proposed combination through a new company, North American Railways, Inc. on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.


Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, WWW.SEC.GOV. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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Contact:   Mark Hallman
           System Director, Media Relations
           (416) 217-6390


                                   ----------

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12.